FILING PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

FILER: COMPUTER SCIENCES CORPORATION

SUBJECT COMPANY: DYNCORP (001-03879)

Computer Sciences Corporation will file a proxy statement/prospectus and other relevant documents concerning the proposed merger with DynCorp with the Securities and Exchange Commission. The directors, certain executive officers and other employees and representatives of CSC may be deemed to be participants in the solicitation of proxies for the meeting of the shareholders of DynCorp relating to the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON SUCH POTENTIAL CSC PARTICIPANTS AND THE PROPOSED BUSINESS COMBINATION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed with the SEC free of charge at the Commission's website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by CSC with the Commission by requesting them in writing from Computer Sciences Corporation, 2100 East Grand Avenue, El Segundo, California 90245, Attention: Investor Relations, telephone: (310) 615-0311; e-mail: investorrelations@csc.com.

The following slides will be used in meetings with DynCorp employees commencing December 16, 2002.

CSC

Safe Harbor

All statements that we make in this presentation that do not directly and exclusively relate to historical facts constitute "forward-looking statements." These statements represent the current expectations and beliefs of CSC and DynCorp, but are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results described in such statements. For a list of such factors, see our 12/13/02 joint press release announcing the execution of the merger agreement, and the "Forward Looking Statements" sections of CSC's and DynCorp's most recent Quarterly Reports on Form 10-Q.

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CSC

Convergence

Paul Lombardi
President and CEO, DynCorp

Paul Cofoni
President, CSC Federal Sector

December 13, 2002

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CSC

Background

- Strategic alternatives for the company
- Shareholder value, liquidity, and diversification
- Strategic partner identification
- Signing of definitive agreement
- A powerful market offering

CSC

DynCorp

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CSC

We Can Build Something Great Together

Global capabilities of a large company

- Resources/ability to compete on any stage
- Knowledge/expertise
- Career/growth opportunities

Responsiveness of a small company

- Flexibility
- Speed
- Creativity

Welcoming colleagues

- One-half of our employees joined CSC via acquisition or outsourcing
- Appreciate your success and respect the company you have built
- Collaborative culture

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CSC Today

- Founded in 1959
- Over 65,000 employees
- Locations worldwide
- A Fortune 200 company
- Broad range of world-class skills and services
- Global resources

Total Revenue in $B

$12
9
6
3
0
$7.0
$8.1
$9.4
$10.5
$11.4
1998
1999
2000
2001
2002

Revenue Mix 2002

Commercial Consulting, Systems Integration, and Professional Services
27%
Commercial Outsourcing
48%
U.S. Federal Consulting, Systems Integration, and Professional Services
22%
3%
U.S. Federal Outsourcing

Other International
11%
Europe
26%
Americas
63%

U.S. Federal Government
25%
Commercial
75%

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CSC

CSC's Federal Business

$2.9B in revenue
CAGR 16% (5 years)

15,000 employees

800 contracts

Civil Agencies
35%
Department of Defense
65%

Federal Services Mix

- GROUNDBREAKER
- IRS PRIME
- Logistics Modernization Program
- Range Technical Services — Patrick AFB
- PrISMS
- AEGIS
- FAA Enroute System
- Medicare Integrity Fraud Detection
- INS Service Technology Alliance

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CSC

CSC Federal Sector
Our Business Vision and Focus

We are committed to being the #1 solution provider supporting the transformation of the Federal Government in the areas of enterprise integration and information technology outsourcing and a top-five contractor for Homeland Security while continuing to enhance our position in mission systems.

CSC

Federal Sector Three-Year Plan
Objectives

Revenue
- Grow Federal in excess of 40% of CSC in three years
- Grow 14% organically and attain remaining through acquisitions
- Leverage all CSC capabilities

Profit
- Grow operating income by 15%
- Commit to performance within costs
- Develop solution offerings for repeated use

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Capability Integration

- Infrastructure Mgmt.
- Logistics
- R&D Land Warrior
- C4ISR
- Technical Consulting
- Training and Simulation

Sustainment
- Technology
- Warfighting
- Readiness

Government Transformation

- IT/Business/ Mission Strategy
- Enterprise Architectures
- Networks
- Systems Integration
- Tech Refresh
- Managed Services
- Security
- Non-Core Mission Ops

Client Focus

Scale

Government Operations
Business Process Outsourcing
Maintenance Services
Ranges
IT Outsourcing
FBI
NSA
EPA
Dept. Ed.
HUD
Army LMP

Future Outsourcing Opportunities

Current Major Contracts

Competitiveness

- Greater Value Offerings
- Innovative Solutions
- Services

Homeland Security

Telecommunications

Range/Base Operations

Modeling and Simulation

DynCorp
CSC

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Convergence To Sustain Growth

- Balanced management team
- Seamless integration
- No breakage — line SBUs intact
- Customer interfaces — intact

CSC

Draft Organization

- **Federal Sector** — Paul Cofoni
  - **Transition** — P. Lombardi, M. Mandell
  - **Telecom** — G. Wright
    - Telecom Integ
    - Strategy Nwks/Eng
    - Desktop/ Wireless
    - EPA/ITS Pgm
    - Network Svcs
  - **Tech Svcs** — B. Medley
    - ACS
    - CSR
    - Aviation Svcs
    - Base Ops Spt
    - Range and Eng
    - Range Spt Svc Program
    - Ft. Rucker
  - **ESI** — T. Sheahan
    - Nat'l Sec
    - Intel/ Law Enf
    - Eagle Alliance
    - National Sec Pgms
    - Outsource Solutions
    - DynPort Vac
    - Security Svcs
    - Trilogy Pgm
  - **Civil Group** — S. Kalish
    - **Mission Services** — R. Henry
      - Mission Spt
      - System Svcs
      - Enabling Tech
      - Resource/ Environment
      - Transportation
    - **Mission Solutions** — S. Kalish
      - NASA
      - PrISMs Pgm
      - IRS PRIME Pgm
      - Citizen Svcs
      - AdvanceMed
  - **Defense Group** — T. Robinson
    - **International** — S. Cannon
      - Bus Dev
      - International Svcs
      - Field Tech Svcs
      - CSC International
    - **Defense Systems** — T. Robinson
      - LMP
      - Supply Chain
      - Army
      - AMD/NMC
        - DynMarine
    - **Mission Systems** — J. McCoy
      - DoD Svcs
      - Integ Tech Solutions
      - OSD Joint
      - Aerospace

Legend: DynCorp (blue) | CSC (red)

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CSC

Draft BD Organization

Business Development
Pat Ways
Homeland Security
Joe Cunningham
GWAC/GSA Contracts
Elaine Dauphin
Strategic Initiatives Office
Don Brown
Federal Management Consulting
Jim Kennedy
Capture Management
Debbie Werner
Proposal Center/ New Business Process
Don Wood
Sales and Marketing
Aus Yerks
International
Bill Shelt
Defense Group Business Development
Mike Gaffney
Civil Group Business Development
Barb Moffatt
ESI Business Development
Leslee Gault
Technical Services Business Development
Bill King
Telecommunications Business Development
Gene Glazar
DynCorp
CSC

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The New Federal Sector — More than IT

Thank You

Paul Cofoni and

Paul Lombardi

DynCorp
CSC

Proxy Statement/Prospectus

CSC and DynCorp will file a proxy statement/prospectus and other relevant documents concerning the proposed merger with DynCorp with the SEC. **You are urged to read the proxy statement/prospectus when it becomes available and the other relevant documents filed with the SEC because they will contain important information**. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by CSC with the SEC by requesting them in writing from Computer Sciences Corporation, 2100 East Grand Avenue, El Segundo, California 90245, Attention: Investor Relations, telephone: (310) 615-0311; e-mail: investorrelations@CSC.com. You may obtain documents filed by DynCorp with the SEC by contacting DynCorp, 11710 Plaza America Drive, Reston, Virginia 20190, Attention: Corporate and Marketing Communications, telephone (703) 261-5000.

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CSC

CSC and DynCorp, and their respective directors, executive officers and other employees and representatives may be deemed to be participants in the solicitation of proxies for the meeting of the stockholders of DynCorp relating to the proposed merger. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of DynCorp in connection with the merger, and their interests in the solicitation, is set forth in a filing previously made by DynCorp with the SEC. Information concerning the directors and executive officers of CSC, including their ownership of CSC stock, is included in the definitive proxy statement on Schedule 14A for CSC's 2002 annual meeting of stockholders, filed with the SEC on June 28, 2002. Information concerning the directors and executive officers of DynCorp, including their ownership of DynCorp stock, is included in DynCorp's annual report on Form 10-K for the fiscal year ended December 27, 2001, as amended, filed with the SEC, and DynCorp's definitive proxy statement on Schedule 14A, filed with the SEC on June 4, 2002. Additional information will also be included the Registration Statement on Form S-4 to be filed by CSC, including the preliminary proxy statement/prospectus included therein, in connection with the proposed merger and in any further amendments to the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus to be filed in connection with the proposed merger. Investors will be able to obtain these documents free of charge (when they become available) from the SEC or by contacting either CSC or DynCorp, as described in the previous slide.

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All statements in the preceding communication that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements represent the current expectations and beliefs of Computer Sciences Corporation and no assurance can be given that the results described in such statements will be achieved.

These statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results described in such statements, including the following factors relating specifically to the merger: (i) the inability to obtain or meet conditions imposed for, or governmental approvals required for, the merger; (ii) the failure of the DynCorp stockholders to approve the merger; (iii) the risk that the CSC and DynCorp businesses will not be integrated successfully; (iv) the risk that the expected benefits of the merger may not be realized; (v) the risk that resales of CSC stock following the merger may cause the market price to fall; and (vi) CSC's increased indebtedness after the merger.

For a description of non merger-related factors, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations; Forward-Looking Statements" in CSC's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2002.